UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

iShares GSCI Commodity – Indexed Trust

(Name of Issuer)

Common Shares

(Title of Class of Securities)

46428R107

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rydex Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 454,604 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 454,604 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 454,604 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 12.63%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PADCO Advisors, Inc. (DBA Rydex Investments)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 323,234 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 323,234 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 323,234 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 8.98%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rydex Series Funds Commodities Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 107,294 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 107,294 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,294 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 2.98%

12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rydex Series Funds Absolute Return Strategies Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 215,940 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 215,940 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,940 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 6.00%

12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PADCO Advisors II, Inc. (DBA Rydex Investments)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 131,370 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 131,370 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 131,370 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 3.65%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rydex Variable Trust Commodities Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 109,540 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 109,540 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 109,540 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 3.04%

12.	Type of Reporting Person (See Instructions) IV

CUSIP No. 46428R107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rydex Variable Trust Absolute Return Strategies Fund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-shares

	6.	Shared Voting Power 21,830 shares

	7.	Sole Dispositive Power -0-shares

	8.	Shared Dispositive Power 21,830 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,830 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 0.61%

12.	Type of Reporting Person (See Instructions) IV

Item 1.
(a)	Name of Issuer iShares GSCI Commodity-Indexed Trust (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices c/o Barclays Global Investors 45 Fremont Street San Francisco, CA 94105

Item 2.
(a)

Name of Person Filing

The names of the persons filing this statement on Schedule 13G are:

• Rydex Holdings, Inc. – Parent holding company of PADCO Advisors, Inc, PADCO Advisors II, Inc., Rydex Series Funds Commodities Fund, Rydex Series Funds Absolute Return Strategies Fund, Rydex Variable Trust Commodities Fund, and Rydex Variable Trust Absolute Return Strategies Fund.  Rydex Holdings, Inc. is a wholly-owned subsidiary of Rydex NV, Inc.

• PADCO Advisors, Inc. – Investment adviser to Rydex Series Funds (“PADCO I”)

• PADCO Advisors II, Inc. – Investment adviser to Rydex Variable Trust (“PADCO II”)

• Rydex Series Funds Commodities Fund – A series of Rydex Series Funds (the “Commodities Fund”)

• Rydex Series Funds Absolute Return Strategies Fund – A series of Rydex Series Funds (the “ARS Fund”)

• Rydex Variable Trust Commodities Fund – A series of Rydex Variable Trust (the “VA Commodities Fund”)

• Rydex Variable Trust Absolute Return Strategies Fund – A series of Rydex Variable Trust (the “VA ARS Fund”)

PADCO I has the power to vote and dispose of the securities held by the Commodities Fund and the ARS Fund.  PADCO II has the power to vote and dispose of the securities held by the VA Commodities Fund and the VA ARS Fund.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Rydex Holdings, Inc., PADCO I, PADCO II, the Commodities Fund, the ARS Fund, the VA Commodities Fund, and the VA ARS Fund is 9601 Blackwell Road, Suite 500, Rockville, Maryland 20850.

(c)	Citizenship Rydex Holdings, Inc. is a Delaware corporation. PADCO I and PADCO II are Maryland corporations.

Rydex Series Funds and Rydex Variable Trust are Delaware statutory trusts.  The Commodities Fund and the ARS Fund are series of Rydex Series Funds, and the VA Commodities Fund and the VA ARS Fund are series of Rydex Variable Trust.

	(d)	Title of Class of Securities Common Stock, no par value (“Common Stock”).
	(e)	CUSIP Number 46428R107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

(i) Rydex Holdings, Inc. may be deemed to own beneficially 454,604 shares of Common Stock as of December 31, 2006.

(ii) PADCO I may be deemed to own beneficially 323,234 shares of Common Stock as of December 31, 2006.

(iii) PADCO II may be deemed to own beneficially 131,370 shares of Common Stock as of December 31, 2006.

(iv) The Commodities Fund may be deemed to own beneficially 107,294 shares of Common Stock as of December 31, 2006.

(v) The ARS Fund may be deemed to own beneficially 215,940 shares of Common Stock as of December 31, 2006.

(vi) The VA Commodities Fund may be deemed to own beneficially 109,540 shares of Common Stock as of December 31, 2006.

(vii) The VA ARS Fund may be deemed to own beneficially 21,830 shares of Common Stock as of December 31, 2006.

(viii) Collectively, the Reporting Persons beneficially own 454,604 shares of Common Stock.

(b)

Percent of class:

(i) Rydex Holdings, Inc.’s beneficial ownership of 454,604 shares of Common Stock represents 12.63% of all outstanding shares of Common Stock as of December 31, 2006.

(ii) PADCO I’s beneficial ownership of 323,234 shares of Common Stock represents 8.98% of all outstanding shares of Common Stock as of December 31, 2006.

(iii) PADCO II’s beneficial ownership of 131,370 shares of Common Stock represents 3.65% of all outstanding shares of Common Stock as of December 31, 2006.

(iv) The Commodities Fund’s beneficial ownership of 107,294 shares of Common Stock represents 2.98% of all outstanding shares of Common Stock as of December 31, 2006.

(v) The ARS Fund’s beneficial ownership of 215,940 shares of Common Stock represents 6.00% of all outstanding shares of Common Stock as of December 31, 2006.

(vi) The VA Commodities Fund’s beneficial ownership of 109,540 shares of Common Stock represents 3.04% of all outstanding shares of Common Stock as of December 31, 2006.

(vii) The VA ARS Fund’s beneficial ownership of 21,830 shares of Common Stock represents 0.61% of all outstanding shares of Common Stock as of December 31, 2006.

(viii) Collectively, the Reporting Persons’ beneficial ownership of 454,604 shares of Common Stock represents 12.63% of all outstanding shares of Common Stock as of December 31, 2006.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Not applicable.

(ii)

Shared power to vote or to direct the vote

PADCO I and the Commodities Fund share the power to vote or direct the vote of 107,294 shares of Common Stock.

PADCO I and the ARS Fund share the power to vote or direct the vote of 215,940 shares of Common Stock.

PADCO II and the VA Commodities Fund share the power to vote or direct the vote of 109,540 shares of Common Stock.

PADCO II and the VA ARS Fund share the power to vote or direct the vote of 21,830 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of Not applicable.
(iv)

Shared power to dispose or to direct the disposition of

PADCO I and the Commodities Fund share the power to dispose or to direct the disposition of 107,294 shares of Common Stock.

PADCO I and the ARS Fund share the power to dispose or to direct the disposition of 215,940 shares of Common Stock.

PADCO II and the VA Commodities Fund share the power to dispose or to direct disposition of 109,540 shares of Common Stock.

PADCO II and the VA ARS Fund share the power to dispose or to direct disposition of 21,830 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

Item 10.	Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2007

RYDEX HOLDINGS, INC.

	By:		*
Carl G. Verboncoeur
President

		*By:	/s/Joanna Haigney
Joanna Haigney
Attorney-in-Fact, pursuant to the powers of attorney filed herewith as Exhibit B.

PADCO ADVISORS, INC.

	By:		/s/Joanna Haigney
Joanna Haigney
Chief Compliance Officer

RYDEX SERIES FUNDS COMMODITIES FUND

	By:		/s/Joanna Haigney
Joanna Haigney
Chief Compliance Officer

RYDEX SERIES FUNDS ABSOLUTE RETURN STRATEGIES FUND

	By:		/s/Joanna Haigney
Joanna Haigney
Chief Compliance Officer

PADCO ADVISORS II, INC.

	By:		/s/Joanna Haigney
Joanna Haigney
Chief Compliance Officer

RYDEX VARIABLE TRUST COMMODITIES FUND

By:	/s/Joanna Haigney
Joanna Haigney
Chief Compliance Officer

RYDEX VARIABLE TRUST ABSOLUTE RETURN STRATEGIES FUND

By:	/s/Joanna Haigney
Joanna Haigney
Chief Compliance Officer

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of iShares GSCI Commodity-Indexed Trust, dated as of December 31, 2007, is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  February 14, 2007

RYDEX HOLDINGS, INC.

By:	*
Carl G. Verboncoeur
President

	*By:	/s/Joanna Haigney
Joanna Haigney
Attorney-in-Fact, pursuant to the powers of attorney filed herewith as Exhibit B.

PADCO ADVISORS, INC.

By:		/s/Joanna Haigney
Joanna Haigney, Chief Compliance Officer

RYDEX SERIES FUNDS COMMODITIES FUND

By:		/s/Joanna Haigney
Joanna Haigney, Chief Compliance Officer

RYDEX SERIES FUNDS ABSOLUTE RETURN STRATEGIES FUND

By:		/s/Joanna Haigney
Joanna Haigney, Chief Compliance Officer

PADCO ADVISORS II, INC.

By:		/s/Joanna Haigney
Joanna Haigney, Chief Compliance Officer

RYDEX VARIABLE TRUST COMMODITIES FUND

By:		/s/Joanna Haigney
Joanna Haigney, Chief Compliance Officer

RYDEX VARIABLE TRUST ABSOLUTE RETURN STRATEGIES FUND

By:	/s/Joanna Haigney
Joanna Haigney, Chief Compliance Officer

EXHIBIT B

POWER OF ATTORNEY

and

JOINT FILING AGREEMENT

Carl G. Verboncoeur hereby appoints Joanna Haigney his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to sign for him and in his place and stead, in any and all capacities, including as President of Rydex Holdings, Inc., a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, and any amendments to such schedule filed pursuant to Rule 13d-2 under the Act, for the purpose of reporting joint beneficial ownership of securities acquired by Rydex Holdings, Inc., and to file such Schedule 13G, on an individual or joint basis, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do all and perform each and every act requisite and necessary to effect such filing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with Rule 13d-1(k)(l), Carl G. Verboncoeur hereby consents both individually and on behalf of Rydex Holdings, Inc., as President, to the joint filing on behalf of Rydex Holdings, Inc. of a Schedule 13G reporting joint beneficial ownership of securities acquired by Rydex Holdings, Inc.

Date: November 9, 2006	/s/ Carl G. Verboncoeur
CARL G. VERBONCOEUR
PRESIDENT, RYDEX HOLDINGS, INC.

/s/ Carl G. Verboncoeur
RYDEX HOLDINGS, INC.
BY: CARL G. VERBONCOEUR
PRESIDENT